

July 13, 2010

Mr. Carl Bass
Chief Executive Officer and President
Autodesk, Inc.
111 McInnis Parkway
San Rafael, California 94903

> **Re: Autodesk, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2010**
> **Filed March 19, 2010**
> **File No. 000-14338**

Dear Mr. Bass:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Note 1. Business and Summary of Significant Accounting Policies

Revenue Recognition, page 64

1.   We note your disclosure that vendor-specific objective evidence ("VSOE") is based on the price when the element is sold separately or the price set by management with the relevant authority. Please describe, in detail, your methodology for establishing VSOE of your maintenance services. If VSOE is based on stated renewal rates then please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Alternatively, if VSOE is based on stand-alone sales, then provide the volume and range of stand-alone sales used to establish VSOE.

Item 11. Executive Compensation (Incorporated by reference from the Definitive Proxy
Statement on Schedule 14A filed on April 30, 2010)

Compensation Discussion and Analysis

Elements of Executive Compensation Programs, page 32

2.   You disclose that all participants in the Executive Incentive Plan have "annual non-
        financial unique individual performance goals" that consist of specific business
        objectives and management effectiveness goals. We note that the compensation
        committee exercised its discretionary authority to increase the payout amount under this
        plan by 8% based upon the individual performance of each executive officer. Please
        provide us with additional detail regarding the "unique individual performance goals"
        used to determine bonus awards for each of your named executive officers and confirm
        that you will expand your disclosure in future filings, as applicable. See Item
        402(b)(2)(vii) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

Mr. Carl Bass
Autodesk, Inc.
July 13, 2010
Page 3

       You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Staff Attorney, at (202) 551-3453 or Maryse Mills-Apenteng, Special Counsel, at 202-551-3457 with any other questions.

       Sincerely,

       Patrick Gilmore
       Accounting Branch Chief